UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ______)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [   ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

TORQUE ENERGY INC.
(Name of Subject Company)

N/A
(Translation of Subject Company’s Name into English (if applicable))

BRITISH COLUMBIA, CANADA
(Jurisdiction of Subject Company’s Incorporation or Organization)

DUNDEE ENERGY LIMITED
(Name of Person(s) Furnishing Form)

COMMON SHARES
(Title of Class of Subject Securities)

891317109
(CUSIP Number of Class of Securities (if applicable))

Lucie Presot, Vice President, 1 Adelaide Street East, Toronto, Ontario, Canada, M5C 2V9, Tel. 416.863 6990
(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

July 6, 2011
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit 1.1	Notice of Annual and Special General Meeting of Shareholders of Torque Energy Inc. dated July 5, 2011
Exhibit 1.2	Information Circular and Proxy Statement of Torque Energy Inc. dated July 5, 2011
Exhibit 1.3	Letter of Transmittal of Torque Energy Inc.
Exhibit 1.4	Form of Proxy of Torque Energy Inc

Item 2. Informational Legends

The applicable legends have been included in the Information Circular and Proxy Statement; see page 1 of Exhibit 1.2.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit 2.1	Annual Information Form of Dundee Energy Limited dated January 25, 2011
Exhibit 2.2	Consolidated annual financial statements of Dundee Energy Limited as at and for the years ended December 31, 2010 and 2009
Exhibit 2.3	Management's Discussion and Analysis of the Financial Condition and Results of Operations for Dundee Energy Limited for the year ended December 31, 2009
Exhibit 2.4	Management's Discussion and Analysis of the Financial Condition and Results of Operations for Dundee Energy Limited for the year ended December 31, 2010
Exhibit 2.5	Management Information Circular of Dundee Energy Limited dated April 26, 2011
Exhibit 2.6	Material Change Report of Dundee Energy Limited dated June 21, 2011

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable comment and power of attorney on Form F-X is being filed by Dundee Energy Limited with the Securities and Exchange Commision concurrently with the furnishing of the Form CB. Any change in the name of address of the agent for service of process of Dundee Energy Inc. will be promptly communicated to the Securities and Exchange Commission.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DUNDEE ENERGY LIMITED

By: /s/

Name: Lucie Presot

Title: Vice President

Date: July 7, 2011